Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratio)

Six Months Ended June 30,
2020
Earnings:
Income (loss) before income taxes	$(277,143)
Add: Fixed Charges	39,265
Add: Amortization of capitalized interest	115
Less: Interest capitalized	4,067
Less: Earnings from joint venture, net	581
Total earnings (loss)	$(242,411)

Fixed charges:
Interest costs(1)	$36,273
Interest factor of operating lease expense(2)	2,992
Total fixed charges	$39,265

Ratio of earnings (loss) to fixed charges(3)	(6.17)

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.